GOLDEN OASIS EXPLORATION CORP.

CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2007

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of
Golden Oasis Exploration Corp.

We have audited the consolidated balance sheets of Golden Oasis Exploration Corp. as at July 31, 2007 and 2006 the consolidated statements of operations, cash flows, and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
November 14, 2007	Chartered Accountants

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

July 31,	2007	2006
ASSETS

Current
Cash and equivalents – Note 2	$777,667	$2,183,809
Short term investments	502,324	1,002,382
Prepaid expenses and deposits	16,226	17,176
Goods and services tax receivable	15,054	16,090
	1,311,271	3,219,457

Equipment and leaseholds – Note 3	28,423	32,569
Reclamation bonds – Note 4	66,821	27,794
Resource properties – Notes 4, 6 and 11	1,951,578	433,393

	$3,358,093	$3,713,213

LIABILITIES

Current
Accounts payable and accrued liabilities	$42,722	$23,746

Asset retirement obligation – Note 4	27,005	-
	69,727	23,746

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5, 6 and 11	4,183,285	4,121,285
Contributed Surplus – Note 5	746,718	746,718
Deficit	(1,641,637)	(1,178,536)

	3,288,366	3,689,467

	$3,358,093	$3,713,213

Nature of Operations – Note 1
Commitments – Notes 4, 5 and 7
Subsequent events – Note 11
APPROVED ON BEHALF OF THE DIRECTORS:

(sgd) “Robert Eadie” Director	(sgd) “Gary Arca” Director

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

For the year ended July 31,	2007	2006

Expenses
Accounting and audit fees	$24,621	$31,100
Amortization	7,974	8,023
Bank charges and interest	327	1,769
Consulting fees – Note 6	138,931	140,311
Insurance	11,750	8,305
Legal fees	16,850	9,681
Office and miscellaneous	100,783	44,506
Rent – Note 7	15,210	15,712
Shareholder communications	147,428	76,626
Stock-based compensation	-	746,718
Transfer agent and filing fees	32,988	24,355
Travel	30,913	14,887

Loss for the year before other items	(527,775)	(1,121,993)

Other items
Foreign exchange gain (loss)	(12,298)	(6,560)
Interest and investment income	76,972	27,979

	64,674	21,419

Net loss for the year	$(463,101)	$(1,100,574)

Basic and diluted loss per share	$(0.03)	$(0.10)

Weighted average number of shares outstanding	17,718,307	11,532,103

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

For the year ended July 31,	2007	2006

Cash Flows from Operating Activities
Net loss for the period	$(463,101)	$(1,100,574)
Non-cash items:
Amortization	7,974	8,023
Stock-based compensation	-	746,718

	(455,127)	(345,833)
Changes in non-cash working capital items:
Prepaid expenses and deposits	950	(1,462)
Goods and services tax receivable	1,036	(16,090)
Accounts payable and accrued liabilities	5,087	(81,192)

	(448,054)	(444,577)

Cash Flows used in Investing Activities
Reclamation Bonds	(39,027)	(27,794)
Short term investments	500,058	(1,002,382)
Resource properties	(1,415,291)	(132,541)
Equipment and leaseholds	(3,828)	(12,849)

	(958,088)	(1,175,566)

Cash Flows from Financing Activities
Issuance of common shares	-	4,002,375
Share issue costs	-	(422,091)

	-	3,580,284

Increase (decrease) in cash and equivalents	(1,406,142)	1,960,141

Cash and equivalents, beginning of period	2,183,809	223,668

Cash and equivalents, end of period	$777,667	$2,183,809

Supplementary disclosure of cash flow
information
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

           Non-cash Transactions – Note 4

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended July 31, 2007 and 2006
(Stated in Canadian Dollars)

				Contributed
		Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2005		7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering	- at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements	- at $0.10	20,000	2,000	-	-	2,000
	- at $0.25	314,000	78,500	-	-	78,500
	-at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants	- at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission		251,720	106,274	-	-	106,274
Agent’s warrants commission charge		-	564,912	-	-	564,912
Share issue costs			(1,093,277)	-	-	(1,093,277)
Issued for resource property rights	- at $0.40	100,000	40,000	-	-	40,000
Stock-based compensation charge		-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006		-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006		17,554,471	4,121,285	746,718	(1,178,536)	3,689,467

Issued for resource property rights	- at $0.31	200,000	62,000	-	-	62,000
Net loss for the year ended July 31, 2007		-	-	-	(463,101)	(463,101)

Balance, July 31, 2007		17,754,471	$4,183,285	$746,718	$(1,641,637)	$3,288,366

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007
(Stated in Canadian Dollars)

Note 1	Nature of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of mineral properties in the United States of America. The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

Note 2	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Golden Oasis Exploration, a Nevada company (“GO US”). All significant inter-company transactions have been eliminated.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 2

Note 2	Significant Accounting Policies – (cont’d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and equivalents, short term investments, reclamation bonds, deposits and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the period in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Equipment and Leaseholds and Amortization

Equipment and leaseholds are recorded at cost. The Company provides for amortization on the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	45%

Leasehold improvements are amortized on a straight-line basis over five years. Office art is included in furniture and equipment and is not amortized.

Amortization on additions made during the year are recorded at one half annual rates.

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 3

Note 2	Significant Accounting Policies – (cont’d)

Resource Properties – (cont’d)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars using the exchange rate prevailing at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Foreign currency denominated revenues and expenses are recorded at the exchange rate prevailing at the transaction date. Translation gains or losses are included in operations for the period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At July 31, 2007, the Company held $251,259 (2006 - $1,522,833) in Government of Canada T-Bills.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 4

Note 2	Significant Accounting Policies – (cont’d)

Short Term Investments

The Company has short term investments consisting of government of Canada T-Bills which are carried at cost plus accrued interest and are valued at the lower of market value or cost.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 5

Note 3	Equipment and Leaseholds

		July 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,280	$3,715
Furniture and equipment	26,980	7,914	19,066
Leasehold improvements	11,285	5,643	5,642

	$48,260	$19,837	$28,423

		July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$8,563	$3,826	$4,737
Furniture and equipment	24,583	4,650	19,933
Leasehold improvements	11,285	3,386	7,899

	$44,431	$11,862	$32,569

Note 4	Resource Properties – Notes 6 and 11

a)	Summary of Resource Properties

		Year ended July 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$89,662	$343,731	$-	$433,393

Resource properties – acquisition costs	64,639	64,639	13,892	143,170

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	868,097	-	868,097
Geological consulting	28,221	107,477	18,967	154,665
Geophysics	79,565	50,736	4,236	134,537
Geology	31,012	64,168	9,259	104,439
Site restoration	-	27,005	-	27,005
Travel	15,456	15,456	-	30,912

	154,254	1,165,860	54,901	1,375,015

Balance, end of year	$308,555	$1,574,230	$68,793	$1,951,578

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 6

Note 4	Resource Properties – Notes 6 and 11 – (cont’d)

a)	Summary of Resource Properties – (cont’d)

		Year Ended July 31, 2006
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of year	$59,813	$201,039	$-	$260,852

Resource properties – acquisition costs	20,000	20,000	-	40,000

Resource properties – deferred expenditures
Claim maintenance fees	8,731	32,023	-	40,754
Claim staking costs	-	3,896	-	3,896
Drilling	-	30,921	-	30,921
Geological consulting	1,118	36,898	-	38,016
Geophysics	-	16,299	-	16,299
Legal consulting	-	2,655	-	2,655

	9,849	122,692	-	132,541

Balance, end of year	$89,662	$343,731	$-	$433,393

b)	Environmental Protection Practices and Asset Retirement Obligation

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties.

Included in the carrying value of the mineral properties is $27,005 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 on the Toiyabe Property. The fair value of the liability of $27,005 was determined to be equal to the estimated drill site remediation costs. As at July 31, 2007, the Company has not commenced development at any property and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

During fiscal year July 31, 2006, the Company posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations. During fiscal year July 31, 2007, the Company posted additional non-interest bearing bonds of $38,265 (US$35,000).

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 7

Note 4	Resource Properties – Notes 6 and 11 – (cont’d)

c)	Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”). Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

- US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
- US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
- US$45,000(paid) and 150,000 common shares (subsequently issued) by August
15, 2007;
- US$60,000 and 100,000 common shares by August 15, 2008;
- US$80,000 by August 15, 2009;
- US$100,000 by August 15, 2010; and
- US$170,000 by August 15, 2011.

Exploration Expenditures:

- US$50,000 by August 15, 2006 (incurred);
- US$125,000 by August 15, 2007 (incurred);
- US$175,000 by August 15, 2008;
- US$275,000 by August 15, 2009;
- US$350,000 by August 15, 2010; and
- US$425,000 by August 15, 2011.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Subsequent to July 31, 2007 the Company staked an additional 83 claims in areas surrounding the Lone Ranch property.

d)	Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”). Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 8

Note 4	Resource Properties – Notes 6 and 11 – (cont’d)

d)	Toiyabe – (cont’d)

Consideration:

- US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
- US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
- US$45,000 (paid) and 150,000 common shares (subsequently issued) by August
15, 2007;
- US$60,000 and 200,000 common shares by August 15, 2008;
- US$80,000 by August 15, 2009;
- US$100,000 by August 15, 2010;
- US$120,000 by August 15, 2011;
- US$140,000 by August 15, 2012; and
- US$400,000 by August 15, 2013.

Exploration Expenditures:

- US$125,000 by August 15, 2006 (incurred);
- US$175,000 by August 15, 2007 (incurred);
- US$200,000 by August 15, 2008;
- US$275,000 by August 15, 2009;
- US$325,000 by August 15, 2010;
- US$375,000 by August 15, 2011;
- US$400,000 by August 15, 2012; and
- US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

e)	Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”). By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement. In consideration for the interest the Optionee will retain a 3% NSR, and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred. Consideration to the Optionor for the interest is US$546,000, payable as follows:

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 9

Note 4	Resource Properties – Notes 6 and 11 – (cont’d)

e)	Empress – (cont’d)

Consideration:

- US$6,000 by April 30, 2007(paid);
- US$10,000 by April 30, 2008;
- US$15,000 by April 30, 2009;
- US$15,000 by April 30, 2010; and
- US$500,000 by April 30, 2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. The Company must elect to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Note 5	Share Capital – Notes 6 and 11

a)	Authorized

Unlimited common shares without par value

b)	Share Issuances

Initial Public Offering

The Company completed an IPO on February 27, 2006, for the issue of 4,000,000 units at a price of $0.40 per unit for proceeds of $1,600,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008. The Company paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering to the agent. The Company was also required to pay a corporate finance fee of $7,500 and pay $17,000 of the agent’s legal expenses. Their amounts have been recorded in the accounts as share issue costs.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 10

Note 5	Share Capital – Notes 6 and 11 – (cont’d)

b)	Share Issuances – (cont’d)

The Company has also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants.

Private Placement

The Company completed a private placement on April 4, 2006 and issued 5,150,000 units of the Company at a price of $0.45 per unit, for gross proceeds of $2,317,500. Each unit was composed of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008. The warrants include an early expiry feature which the Company may trigger should the common shares close above $0.80 for a minimum period of twenty days on the Exchange.

The Agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, issued on the same terms as the units above. The agent also received 966,000 agent warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008.

c)	Escrow Shares

As of July 31, 2007, the Company has 1,980,001 (2006 – 2,970,001) shares held in escrow. Their release being subject to the policies of the Exchange. The escrow shares are released on a time release basis over a three year period with 15% of the original number of escrowed shares being released in six month intervals.

d)	Stock Options and Stock Based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options. Each stock option allows the holder to purchase one share of the Company at the exercise price.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 11

Note 5	Share Capital – Notes 6 and 11 – (cont’d)

d)	Stock Options and Stock Based Compensation – (cont’d)

Summary of stock option activities during the year ended July 31, 2007, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding at July 31, 2005	-	-
Granted	1,758,000	$0.50
Cancelled	(25,000)	$0.50
Outstanding and exercisable at July 31, 2006	1,733,000	$0.50
Granted	-	-
Cancelled	(13,000)	-
Outstanding and exercisable at July 31, 2007	1,720,000	$0.50

Outstanding and exercisable stock options at July 31, 2007 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	3.30	$0.40
403,000	3.59	$0.50
517,000	3.68	$0.65

1,720,000	3.48	$0.50

The Company has recorded $746,718 of stock based compensation expense for stock options awarded to directors and consultants during the year ended July 31, 2006. The Company uses the Black Scholes option pricing model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the year ended July 31, 2006:

Dividend yield	Nil
Annualized volatility	112%
Risk-free interest rate	4.06 - 4.22%
Expected life	5 years

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 12

Note 5	Share Capital – Notes 6 and 11 – (cont’d)

e)	Warrants

Summary of share warrants issued during the period ended July 31, 2007 are as follows:

Balance at July 31, 2005	-
Issued	6,466,860
Exercised	(8,750)
Balance at July 31, 2006	6,458,110
Issued	-
Exercised	-

Balance outstanding at July 31, 2007	6,458,110

As at July 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008
6,458,110

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

The Company has recorded $564,912 of agent warrant commission for stock warrants issued to the agents pursuant to share issuances during the year ended July 31, 2006. The Company uses the Black Scholes option pricing model to estimate the fair value of the warrants at each issue date using the following weighted average assumptions for the year ended July 31, 2006:

Dividend yield	Nil
Annualized volatility	112%
Risk-free interest rate	4.09%
Expected life	2 years

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 13

Note 6	Related Party Transactions – Notes 4 and 11

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Year
	ended July 31,
	2007	2006

Consulting	$118,500	$82,760
Resource properties – property payments	67,278	-
– geological consulting	55,853	23,107

	$241,631	$105,867

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

During the year ended July 31, 2006, 20,000 shares at $0.10 per share for proceeds of $2,000 were issued to parties related to a director and 45,000 shares were issued to directors at $0.45 per share for proceeds of $20,250. The Company also issued 100,000 shares to a Company controlled by a director pursuant to a resource property acquisition agreement at a value of $40,000.

Note 7	Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2008	$15,012
2009	15,012
2010	8,757

$38,781

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 14

Note 8	Segmented Information

The Company operates in one operating segment, being the exploration and evaluation of mineral properties for development in the United States.

Assets by geographic segment, at cost, are as follows:

	2007	2006

Canada	$1,157,988	$3,131,216
United States	2,200,105	581,997
	$3,358,093	$3,713,213

Note 9	Future Income Taxes

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes for the following reason:

	2007	2006

Average statutory income tax rate	34%	34%

Income tax recovery on loss	$(157,000)	(377,000)
Changes in temporary differences	3,000	3,000
Benefit from items deductible for tax purposes	(493,000)	(74,000)
Unrecognized items for tax purposes	-	256,000
Benefit of income tax losses not recognized	647,000	192,000

	$-	$-

As at July 31, 2007, the Company has available non-capital losses in Canada and the United States of approximately $2,600,000 which may be carried forward to reduce taxable income in future years. The non-capital losses, if unused, will expire on various dates to 2027. Foreign resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.

Golden Oasis Exploration Corp.
Notes to the Consolidated Financial Statements
July 31, 2007
(Stated in Canadian Dollars) - Page 15

Note 9	Future Income Taxes – (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Taxable value of equipment and leaseholds in
excess (shortage) of book value	$(2,000)	$4,000
Share issuance costs	85,000	114,000
Non-capital losses carried forward	882,000	218,000
Other temporary differences	(630,000)	(134,000)
Less: valuation allowance	(335,000)	(202,000)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the future tax assets.

Note 10	Comparative Figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Note 11	Subsequent Event

Subsequent to July 31, 2007, the Company issued 300,000 shares and paid cash of US$90,000 pursuant to resource property acquisition agreements on the Lone Ranch and Toiyabe properties. These amounts were paid to a company controlled by a director of the Company.